Exhibit 99.2
INTRODUCTION

The Toronto-Dominion Bank (the Bank) produces quarterly and annual reports, which are submitted to the U.S. Securities and Exchange Commission (SEC) under Form 6-K and Form 40-F, respectively, and which are incorporated by reference into registration statements of the Bank relating to offerings of securities. These reports are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). SEC regulations require certain additional disclosures to be included in such registration statements reconciling financial information in the reports from Canadian GAAP to generally accepted accounting principles in the U.S. (U.S. GAAP). This additional disclosure is contained in this document for the six months ended April 30, 2009 and should be read in conjunction with the Bank’s Reports to Shareholders for the quarters ended April 30, 2009 and January 31, 2009 and the 2008 Annual Report on Form 40-F.

ADDITIONAL NOTE TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED APRIL 30, 2009 (UNAUDITED)

RECONCILIATION OF CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accounting principles followed by the Bank, including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada, conform with Canadian GAAP. Significant differences between Canadian GAAP and U.S. GAAP are described in the Bank’s 2008 Annual Report on Form 40-F filed with the SEC. This additional note updates that disclosure for the six months ended April 30, 2009. The impact of the GAAP differences for the six months ended April 30, 2009 are detailed below.

Net Income
	For the six months ended
	April 30	April 30
(millions of Canadian dollars)	2009[1]	2008[1]
Net income based on Canadian GAAP	$1,330	$1,822
Employee future benefits	14	(3)
Available-for-sale securities	-	(3)
Derivative instruments and hedging activities	1,612	712
Fair value option loans	-	11
Trading liabilities	-	20
Liabilities and equity	47	47
Securities losses (Note e)	(255)	-
Other income (Note d)	51	(24)
Other expenses	-	(30)
Income taxes and net change in income taxes due to the above items	(468)	(222)
Non-controlling interests	(34)	(34)
Net income based on U.S. GAAP	2,297	2,296
Less: Preferred dividends	83	36
Net income applicable to common shareholders based on U.S. GAAP	$2,214	$2,260
Average number of common shares outstanding (millions)
Basic - U.S. GAAP/Canadian GAAP	840.6	732.9
Diluted - U.S. GAAP/Canadian GAAP	841.9	739.0
Basic earnings per share - U.S. GAAP	$2.63	$3.08
- Canadian GAAP	1.50	2.46
Diluted earnings per share - U.S. GAAP	2.63	3.06
- Canadian GAAP	1.50	2.44

1 For the six months ended April 30, 2009, the effect of U.S. GAAP adjustments to the Canadian GAAP Consolidated Statement of Income is as follows: $96 miillion decrease to net interest income (2008 - $102 million decrease), $1,547 million increase to other income (2008 - $866 million increase), and $484 million increase to non-interest expenses (2008 - $290 million increase).

Interim Consolidated Statement of Comprehensive Income
		For the six months ended
	April 30 2009			April 30
(millions of Canadian dollars)				2008
	Canadian GAAP	Adjust- ments	U.S. GAAP	U.S. GAAP
Net income	$1,330	$967	$2,297	$2,296
Other comprehensive income (loss), net of income taxes
Unrealized gains (losses) on available-for-sale securities, net of hedging activities[1]	(333)	458	125	287
Reclassification to earnings in respect of available-for-sale securities [2]	167	-	167	(41)
Unrealized foreign currency translation gains (losses) on investments in subsidiaries, net of hedging activities [3,7]	2,929	148	3,077	220
Gains (losses) on derivative instruments designated as cash flow hedges [4]	2,064	(1,232)	832	109
Reclassification to earnings of gains and losses on cash flow hedges [5]	(539)	-	(539)	(37)
Pension liability adjustment [6]	-	(34)	(34)	(150)
Other comprehensive income	4,288	(660)	3,628	388
Comprehensive income	$5,618	$307	$5,925	$2,684

1 Net of income tax recovery of $156 million  (April 30, 2008 - net of income tax provision of $120 million).
2 Net of income tax recovery of $72 million (April 30, 2008 - net of income tax provision of $16 million).
3 Net of income tax provision of $125 million (April 30,2008 - net of income tax recovery of $295 million).
4 Net of income tax provision of $386 million (April 30, 2008 - net of income tax provision of $37 million).
5 Net of income tax provision of $233 million (April 30,2008 - net of income tax provision of $16 million).
6 Net of income tax provision $28 million (April 30, 2008 - net of income tax recovery of $71 million).
7 Includes $109 million of after-tax gains (April 30, 2008 - $671million of after-tax losses) arising from hedges of the Bank’s investment  in foreign operations.

Condensed Interim Consolidated Balance Sheet						As at
(millions of Canadian dollars)			April 30 2009			Oct. 31 2008
	Canadian GAAP	Adjust- ments	U.S. GAAP	Canadian GAAP	Adjust- ments	U.S. GAAP
Assets
Cash	$2,437	$-	$2,437	$2,517	$-	$2,517
Interest-bearing deposits with Banks (Note c)	10,805	(2,849)	7,956	15,429	(4,757)	10,672
Securities
Trading	51,232	-	51,232	53,095	6,402	59,497
Designated as trading under the fair value option	8,732	-	8,732	6,402	(6,402)	-
Available-for-sale	96,481	10,877	107,358	75,121	8,311	83,432
Held-to-maturity	12,480	(12,003)	477	9,507	(9,507)	-
Securities purchased under reverse repurchase agreements	31,609	-	31,609	42,425	-	42,425
Loans
Residential mortgages	60,135	(975)	59,160	63,003	(822)	62,181
Consumer installment and other personal	86,857	-	86,857	79,610	14	79,624
Credit card	7,667	-	7,667	7,387	1	7,388
Business and government	76,721	67	76,788	70,650	777	71,427
Business and government designated as trading under the fair value option	381	-	381	510	(510)	-
	231,761	(908)	230,853	221,160	(540)	220,620
Allowance for loan losses	(1,916)	(92)	(2,008)	(1,536)	(170)	(1,706)
Loans (net)	229,845	(1,000)	228,845	219,624	(710)	218,914
Investment in TD Ameritrade	6,271	-	6,271	5,159	-	5,159
Derivatives (Note c)	74,376	(60,267)	14,109	83,548	(65,736)	17,812
Goodwill	16,384	(111)	16,273	14,842	(93)	14,749
Other intangibles	3,062	-	3,062	3,141	-	3,141
Other assets (Note a)	31,168	5,860	37,028	32,404	6,890	39,294
Total assets	$574,882	$(59,493)	$515,389	$563,214	$(65,602)	$497,612
Liabilities
Deposits (Note c)	$401,955	$(4,650)	$397,305	$375,694	$4,604)	$371,090
Derivatives (Note c)	68,917	(58,531)	10,386	74,473	(65,937)	8,536
Other liabilities (Note a)	48,843	4,846	53,689	65,933	5,998	71,931
Subordinated notes and debentures	12,469	-	12,469	12,436	-	12,436
Liabilities for preferred shares	550	(550)	-	550	(550)	-
Liabilities for capital trust securities	900	(900)	-	894	(894)	-
Total liabilities	533,634	(59,785)	473,849	529,980	(65,987)	463,993
Non-controlling interests	1,621	900	2,521	1,560	894	2,454
Shareholders’ equity
Common shares	14,875	39	14,914	13,241	39	13,280
Preferred shares	3,395	550	3,945	1,875	550	2,425
Contributed surplus	350	-	350	350	-	350
Retained earnings (Note a,b)	18,039	710	18,749	17,857	(180)	17,677
Accumulated other comprehensive income
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	(1,376)	904	(472)	(1,409)	645	(764)
Unrealized foreign currency translation gains (losses) on investments in subsidiaries, net of hedging activities	1,462	(42)	1,420	(1,633)	(24)	(1,657)
Gains (losses) on derivative instruments designated as cash flow hedges	2,882	(2,384)	498	1,393	(1,188)	205
Pension liability adjustment (Note a)	-	(385)	(385)	-	(351)	(351)
Total accumulated other comprehensive income	2,968	(1,907)	1,061	(1,649)	(918)	(2,567)
Total shareholders’ equity	39,627	(608)	39,019	31,674	(509)	31,165
Total liabilities and shareholders’ equity	$574,882	$(59,493)	$515,389	$563,214	$(65,602)	$497,612

Consolidated Statement of Cash Flows				For the six months ended
(millions of Canadian dollars)			April 30 2009			April 30 2008
	Canadian GAAP	Adjust-ments	U.S. GAAP	Canadian GAAP	Adjust- ments	U.S. GAAP
Cash flows from (used in) operating activities
Net Income	$1,330	$967	$2,297	$1,822	$474	$2,296
Adjustments to determine net cash flows from (used in) operating activities:
Provision for credit losses	1,193	-	1,193	487	-	487
Restructuring costs	27	-	27	48	-	48
Depreciation	278	-	278	167	-	167
Amortization of other intangibles	344	-	344	239	-	239
Stock options	17	-	17	11	-	11
Net securities losses (gains)	373	255	628	(262)	3	(259)
Net gain on securitizations	(181)	-	(181)	(61)	-	(61)
Equity in net income of an associated company	(152)	-	(152)	(163)	-	(163)
Non-controlling interests	56	34	90	17	34	51
Future income taxes	72	468	540	21	222	243
Changes in operating assets and liabilities
Current income taxes payable	1,186	-	1,186	(1,512)	-	(1,512)
Interest receivable and payable	215	-	215	(114)	-	(114)
Trading securities	(601)	-	(601)	672	-	672
Derivative assets	8,949	5,468	14,417	(1,403)	(5,282)	(6,685)
Derivative liabilities	(5,372)	(7,406)	(12,778)	(1,083)	6,587	5,504
Other	3,757	227	3,984	(1,941)	(2,021)	(3,962)
Net cash from (used in) operating activities	11,491	13	11,504	(3,055)	17	(3,038)
Cash flows from (used in) financing activities
Change in deposits	25,240	-	25,240	25,859	-	25,859
Change in securities sold under repurchase agreements	(13,987)	-	(13,987)	(1,724)	-	(1,724)
Change in securities sold short	(4,716)	-	(4,716)	(649)	-	(649)
Issuance of subordinated notes and debentures	-	-	-	3,000	-	3,000
Repayment of suboridinated notes and debentures	(18)	-	(18)	-	-	-
Liability for preferred shares and capital trust securities	6	-	6	(21)	-	(21)
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	47	-	47	17	-	17
Common Shares issued for cash net of expenses	1,356	-	1,356	-	-	-
Common shares issued on exercise of options	28	-	28	61	-	61
Common shares (acquired) sold in Wholesale Banking	-	-	-	(20)	-	(20)
Dividends paid in cash on common shares	(826)	-	(826)	(840)	-	(840)
Net proceeds from issuance of preferred shares	1,497	-	1,497	690	-	690
Dividends paid on preferred shares	(70)	(13)	(83)	(19)	(17)	(36)
Net cash from (used in) financing activities	8,557	(13)	8,544	26,354	(17)	26,337
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	1,985	-	1,985	(853)	-	(853)
Activity in available-for-sale, held-to-maturity securities:
Purchases	(59,750)	-	(59,750)	(38,430))0)	-	(38,430)
Proceeds from maturities	21,288	-	21,288	6,697	-	6,697
Proceeds from sales	16,236	-	16,236	31,689	-	31,689
Activity from lending activities:
Originations and acquistions	(86,466)	-	(86,466)	(69,614)	-	(69,614)
Proceeds from maturities	58,678	-	58,678	51,348	-	51,348
Proceeds from sales	219	-	219	453	-	453
Proceeds from loan securitizations	14,858	-	14,858	3,414	-	3,414
Land, buildings and equipment	(586)	-	(586)	(162)	-	(162)
Securities purchased under reverse repurchase agreements	11,614	-	11,614	(5,419)	-	(5,419)
Acquisition and disposition less cash and cash equivalents acquired	-	-	-	(1,759)	-	(1,759)
Net cash used in investing activities	(19,924)	-	(19,924)	(22,636)	-	(22,636)
Effect of exchange rate changes on cash on cash equivalents	(15)	-	(15)	67	-	67
Net increase (decrease) in cash and cash equivalents	109	-	109	730	-	730
Impact due to reporting-period alignment of U.S. entities	(189)	-	(189)	-	-	-
Cash and cash equivalents at beginning of period	2,517	-	2,517	1,790	-	1,790
Cash and cash equivalents at end of period, represented by cash and due from banks	$2,437	-	$2,437	$2,520	$-	$2,520
Supplementary disclosure of cash flow information:
Amount of interest paid during the period	$5,143	-	$5,143	$5,600	-	$ 5,600
Amount of income taxes paid during the period	(878)	-	(878)	1,532	-	1,532

Changes in Significant Accounting Policies Affecting Canadian and U.S. GAAP Differences

(a) Pension and Other Postretirement Plans

Effective November 1, 2008, the Bank adopted the remaining provision of FASB Statement (SFAS) No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, which requires that the date at which the benefit obligation and plan assets are measured should be the fiscal year-end date. As a result, the Bank will no longer measure its defined benefit plans three months earlier than the financial statement date for U.S. GAAP purposes. The impact of adoption of this provision of the standard was a decrease to opening retained earnings of $24 million, a decrease to prepaid pension assets of $42 million, a decrease to the pension liability adjustment of $15 million and a decrease to other liabilities of $3 million.

(b) Fair Value Option for Financial Assets and Financial Liabilities

Effective November 1, 2008, the Bank adopted SFAS No.159, The Fair Value Option for Financial Assets and Financial Liabilities.  SFAS 159 allows certain eligible financial instruments to be measured at fair value using the fair value option with the change in the fair value being recognized in income. As Canadian GAAP permits the use of the fair value option, the Bank had previously recorded certain securities and loans at fair value using this option. The impact of adopting this standard has resulted in elimination of a Canadian/ U.S. GAAP difference relating to financial instruments that are designated as trading under the fair value option.

Certain commitments to extend credit are considered derivatives under Canadian GAAP and are recorded at fair value with changes in the fair value recognized in the Consolidated Statement of Income. For U.S. GAAP, these commitments were designated as trading under the fair value option on adoption of SFAS 159.  These commitments were previously not recognized at fair value for U.S. GAAP.  As a result, the GAAP difference relating to these commitments has been eliminated.

The adjustment to opening U.S. GAAP retained earnings on adoption of SFAS 159 was a decrease of $72 million.

(c)  Offsetting of Derivative Balances

The Bank adopted FASB Staff Position (FSP) FIN 39–1, Amendment to FASB Interpretation No. 39, effective November 1, 2008. This guidance permits the Bank to change its accounting policy regarding offsetting of the fair value amounts recognized on the balance sheet for derivative instruments under master netting arrangements. In addition, this guidance allows the Bank to offset the fair value recognized for the cash collateral received or posted against the derivative balances under the same master netting agreement against the fair value of the derivatives.  As a result of adoption of this guidance, the derivative assets and liabilities of the Bank are presented on the U.S. GAAP balance sheet on a net basis for counterparties where the Bank has a master netting agreement, and the fair value of cash collateral received and posted under the same master netting agreement is netted against the fair value of the derivative. Under Canadian GAAP, the derivative assets and liabilities are recognized on the balance sheet on a gross basis. The prior periods have been restated to reflect the change in accounting policy with no impact to net income. As a result of netting, for the period ended April 30, 2009, derivative assets decreased by $60.3 billion and derivative liabilities decreased by $58.5 billion (October 31, 2008 – derivative assets decreased by $65.7 billion; derivative liabilities decreased by $65.9 billion).

(d) Net Interest Income on Securities and Loans

Under Canadian GAAP, any changes in expected cash flows are recognized as an adjustment to the carrying value of the financial instrument with an offset recognized immediately into income. The carrying amount is recalculated by computing the present value of estimated future cash flows at the financial instrument's original effective interest rate. The adjustment is recognized as income or expense in net income in the reporting period in which the change in estimated cash flows occurred.

Under U.S. GAAP, changes in expected cash flows require a recalculation of the effective interest rate. An adjustment is made to the carrying value of the financial instrument to reflect the amount that would have existed had the new effective interest rate been applied from inception of the financial instrument. The change in the carrying value of the financial instrument is recorded in net income.

For the period ended April 30, 2009, the GAAP difference resulted in a reduction of net interest income for U.S. GAAP purposes of $35 million before tax.

The Bank adopted the Amendments to CICA Section 3855, Financial Instruments – Recognition and Measurement and Section 3862, Financial Instruments – Disclosure (the Amendments) effective August 1, 2008 for Canadian GAAP and effective October 31, 2008 for U.S. GAAP, and reclassified certain debt securities from trading to available-for-sale category. The difference in the adoption date of the amendment for U.S. GAAP resulted in a difference in amortized cost for these securities. As a result, under U.S. GAAP, the interest income recognized for the period ended April 30, 2009 was higher by $65 million before tax.

e) Securities Losses Recognized on Available–for–Sale (AFS) Securities

Under U.S. GAAP, the Bank is required to have the positive intent and ability to hold to recovery AFS securities where the fair value is lower than their amortized cost in order not to record a securities loss in the Consolidated Statement of Income. Canadian GAAP does not have such a requirement.

For the period ended April 30, 2009, the Bank did not have the positive intent to hold certain AFS securities to recovery. The securities where the fair value was below the amortized cost and where there was no positive intent to hold to recovery were written down to their fair value under U.S. GAAP. As a result, the Bank recognized an increase in securities losses of $255 million before tax under U.S. GAAP. The losses recognized were reclassified from other comprehensive income and recognized as securities losses in the Consolidated Statement of Income.

Effective May 1, 2009, the Bank will adopt FSP No. FAS 115–2 and FAS 124–2, Recognition and Presentation of Other-Than-Temporary Impairments (FSP FAS 115–2 and FAS 124–2), which amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to improve the presentation and disclosure of other-than-temporary impairments on debt securities in the financial statements. FSP FAS 115-2 and FAS 124-2 requires that if an entity intends to sell the debt security or it is more likely than not that it will be required to sell the debt security before recovering its cost basis, the entire impairment loss would be recognized in the income statement as an impairment. However, if an entity does not intend to sell the security and it is not likely that the entity will be required to sell the instrument before recovering its cost basis, only the portion of the impairment loss representing credit losses would be recognized in the income statement. The balance of the impairment loss would be recognized other comprehensive income.

The FSP will be applicable to existing and new debt securities. Therefore, upon adoption of the FSP, the portion of impairment losses recorded in the current period which does not relate to credit losses will be reclassified to other comprehensive income if the Bank does not have the intent to sell the security and it is unlikely that the Bank will be required to do so prior to recovery of its fair value above cost.

(f)  Fair Value Measurements

Effective November 1, 2008, the Bank adopted SFAS No.157, Fair Value Measurements (SFAS 157) which provides a framework for measuring fair value under U.S. GAAP and establishes a fair value hierarchy that requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Effective November 1, 2008, the Bank also adopted FSP FAS 157–2, Effective Date of FAS Statement No. 157, which amends SFAS No. 157 to allow an entity to delay the application of this statement until November 1, 2009 for certain non-financial assets and liabilities. The new guidance primarily impacts the Bank’s fair value measurements for financial instruments and requires additional disclosures about its fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. exit price) in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value. The standard also establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The adoption of SFAS 157 did not have a material impact on our financial statements at the date of adoption and therefore, no transition adjustment was recorded.

Fair Value Hierarchy

SFAS 157 establishes a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1:  Fair value is based on quoted market prices in active markets for identical assets or liabilities. Level 1 assets and liabilities generally include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain Canadian and U.S. Treasury bills and other Canadian and U.S. Government and agency mortgage–backed securities that are highly liquid and are actively traded in over–the–counter markets.

Level 2:  Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes Canadian and U.S. Government securities, Canadian and U.S. agency mortgage-backed debt securities, corporate debt securities and certain derivative contracts.

Level 3:  Fair value is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within level 3 of the fair value hierarchy are initially valued at their transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of level 3 assets and liabilities is determined using pricing models, discounted cash flow methodologies, or similar techniques. This category generally includes illiquid non-agency collateralized mortgage obligations (CMOs) and certain derivative contracts.

The following table presents as at April 30, 2009, the level within the fair value hierarchy for each of the financial assets and liabilities accounted for at fair value on a recurring basis:

(millions of Canadian dollars)	Financial Assets					Financial Liabilities
As at April 30, 2009	Trading Securities	Securities designated as trading under the fair value option	Available- for-sale securities	Derivatives1	Loans designated as trading under the fair value option	Obligations related to securities sold short2	Derivatives3	Trading Deposits4
Fair value hierarchy level

Level 1	$23,125	$8,015	$12,074	$1,010	$-	$9,669	$965	$-
Level 2	26,508	717	86,892	71,316	350	4,129	65,579	49,125
Level 3	1,599	-	8,392	2,050	31	4	2,373	572
Total assets and liabilities measured at fair value on a recurring basis	$51,232	$8,732	$107,358	$74,376	$381	$13,802	$68,917	$49,697

1 Shown gross of the offsetting adjustment of $60,267
2 Obligations related to securities sold short are recorded under ‘Other Liabilities’ in the Consolidated Balance Sheet
3 Shown gross of the offsetting adjustment of $58,531
4 Trading Deposits are included in ‘Other Liabilities’ in the Consolidated Balance Sheet

The table below presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the period from November 1, 2008 to April 30, 2009.

	Financial assets			Financial liabilities
(millions of Canadian dollars)	Trading securities	Available-for-sale securities	Loans designated as trading under the fair value option	Obligations related to securities sold short	Derivatives1	Trading deposits
Beginning balance	$2,121	$8,445	$37	$268	$(431)	$583
Total realized and unrealized gains (losses)
Included in earnings	25	4	1	1	(177)	23
Included in other comprehensive income	-	(1,495)	-	-	-	-
Purchases, issuances, and settlements (net)	(386)	1,351	(41)	(204)	673	(61)
Transfers in and / or out of level 3	(161)	87	34	(61)	258	27

Balance, April 30, 2009	1,599	8,392	$31	$4	$323	$572

Change in unrealized gains (losses) included in earnings2 relating to instruments still held at the reporting date	$588	$(1,497)	$(6)	$-	$25	$34
[1]Total level 3 derivative exposures have been netted on this table for presentation purposes only.
[2]Changes in unrealized gains (losses) for available-for-sale securities are recorded in accumulated other comprehensive income.

Certain assets are measured at fair value on a non-recurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment or when assets are measured at the lower of cost or market (LOCOM)). Equity securities that do not have quoted market prices and are carried at cost are written down to fair value through income whenever it is necessary to reflect other-than-temporary impairment. Fair value is determined using level 3 inputs. Loans held for sale are measured at LOCOM; the Bank determines market value using level 2 inputs. During the six months ended April 30, 2009, the Bank recognized approximately $61.5 million of impairment losses relating to equity securities that were carried at cost and were written down to fair value on a non-recurring basis and $9.6 million of LOCOM adjustments on loans held for sale.

(g) Disclosures on Credit Derivatives and Certain Guarantees

The Bank adopted the FSP on FAS 133–1 and FIN 45–4 for the period ended April 30, 2009. This guidance amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. It also amends FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to require an additional disclosure about the current status of the payment or performance risk of a guarantee. There was no impact on the U.S. GAAP financial statements upon adoption of FSP FAS 133-1 and FIN 45-4.

The Bank sells credit protection in the credit derivatives market for trading and credit risk management purposes but overall is a net purchaser of credit protection. The Bank has exposure to a given underlying reference entity as a seller of credit derivatives and may offset the exposure partially, or entirely, with a contract to purchase protection from another counterparty on the same or similar reference entity. All exposures are managed with risk limits that have been approved by the Bank’s risk management group and are hedged with various financial instruments, including credit derivatives and bonds within the trading portfolio, not included in this table. The Bank’s credit derivatives are recorded at fair value with changes in fair value recorded through income.

As at April 30, 2009, the Bank sold credit protection under credit default swaps with notional amounts of $49.8 billion. Upon a credit event, the Bank as seller of protection will usually pay out only a percentage of the full notional of protection sold because the amount required to be paid on the contracts takes into account the recovery value of the reference obligation at the time of settlement.

The following table summarizes the notional and fair value amounts of credit derivatives as at April 30, 2009, where the Bank is the seller and purchaser of credit protection:

Credit protection - credit default swaps ratings / maturity profile

					Protection sold	Protection purchased
				Total notional /		Total notional /
				maximum payout		maximum receivable
April 30, 2009 (in millions of Canadian dollars)	< 1 year	1 - 5 years	> 5 years	amount	Fair value (b)	amount	Fair value (b)
Risk rating of reference entity
Investment grade (AAA to BBB-)(a)	$2,608	$12,236	$3,567	$18,411	$(1,073)	$29,512	$1,449
Non-investment grade (BB+ and below)(a)	922	3,550	1,251	5,723	(898)	9,217	1,254
Unrated(c)	2,891	17,013	5,749	25,653	(2,938)	23,482	2,667
Total	$6,421	$32,799	$10,567	$49,787	$(4,909)	$62,211	$5,370

(a) Ratings scale is based on the Bank's internal ratings, which generally correspond with ratings defined by S&P and Moody's.
(b) Amounts are shown on a gross basis, before the benefit of legally enforceable master netting arrangements and cash collateral held by the Bank.
(c) Includes predominantly CDS index tranches

(h)  Disclosures of Transfers of Financial Assets and Interests in Variable Interest Entities (VIEs)

For the period ended April 30, 2009, the Bank adopted FSP FAS 140–4 and FIN 46(R)–8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities (FSP FAS 140–4 and FIN 46 (R)- 8).  FSP FAS 140-4 and FIN 46 (R)–8 amends FAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – and FIN 46(R), Consolidation of Variable Interest Entities. FSP FAS 140–4 and FIN 46 (R)–8 is intended to improve disclosures on transfers of financial assets and continuing involvement with both qualifying special purpose entities (QSPEs) and VIEs. There was no impact on the U.S. GAAP financial statements upon adoption of FSP FAS 140–4 and FIN 46 (R) –8.

The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist our clients in securitizing their financial assets and to create investment products for our clients. SPEs may be organized as trusts, partnerships or corporations and they may be formed as QSPEs or VIEs. When an entity is deemed a VIE, the entity must be consolidated by the primary beneficiary. Consolidated SPEs have been presented in the Bank’s Consolidated Balance Sheet.

Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, personal loans and commercial mortgages to enhance its liquidity position, to diversify sources of funding and to optimize the management of the balance sheet. All products securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of these securitization exposures are as follows:

Total Outstanding Exposures Securitized by the Bank as an Originator[1,2]
(millions of Canadian dollars)	As at Apr. 30, 2009				As at Oct. 31, 2008
	Significant unconsolidated QSPEs		Significant unconsolidated SPEs		Significant unconsolidated QSPEs		Significant unconsolidated SPEs
	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests
Residential mortgage loans	$-	$-	$34,078	$936	$-	$-	$24,332	$442
Personal loans	8,100	102	-	-	8,100	80	-	-
Commercial mortgage loans	133	3	-	-	148	4	-	-
	$8,233	$105	$34,078	$936	$8,248	$84	$24,332	$442

1 Certain comparative amounts have been restated and reclassified to conform to the presentation adopted in the current period.
2 In all the securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure.

Residential Mortgage Loans
The Bank may be exposed to the risks of transferred loans to the SPEs through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as the mortgages are all government guaranteed.

Personal Loans
The Bank securitizes personal loans through QSPEs, as well as single-seller conduits via QSPEs. As at April 30, 2009, the single-seller conduits had $5.1 billion (October 31, 2008 - $5.1 billion) of commercial paper outstanding while another Bank-sponsored QSPE had $3.0 billion (October 31, 2008 - $3.0 billion) of term notes outstanding. While the probability of loss is negligible, as at April 30, 2009, the Bank’s maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion (October 31, 2008 - $5.1 billion) of which $1.1 billion (October 31, 2008 - $1.1 billion) of underlying personal loans was government insured. Additionally, the Bank had retained interests of $102 million (October 31, 2008 - $80 million) relating to excess spread.

Commercial Mortgage Loans
As at April 30, 2009, the Bank’s maximum potential exposure to loss was $3 million (October 31, 2008 - $4 million) through retained interests in the excess spread and cash collateral account of the QSPE.

Securitization of Third Party-Originated Assets
The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of global style liquidity facilities for multi-seller conduits was $9.0 billion (October 31, 2008 - $10.7 billion) as at April 30, 2009. Further, the Bank has committed an additional $2.0 billion (October 31, 2008 - $1.8 billion) in liquidity facilities for asset-backed commercial paper (ABCP) that could potentially be issued by the conduits. As at April 30, 2009, the Bank also provided deal-specific credit enhancement in the amount of $75 million (October 31, 2008 - $78 million).
All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

Total Exposure to Third Party-Originated Assets Securitized by Bank-Sponsored Conduits

(millions of Canadian dollars)	As at Apr. 30, 2009				As at Oct. 31, 2008
	Significant unconsolidated SPEs	Ratings profile of SPE asset class		Expected weighted average life (years)1	Significant unconsolidated SPEs	Ratings profile of SPE asset class
		AAA	AA+ to AA-			AAA	AA+ to AA-
Residential mortgage loans	$2,890	$2,844	$46	2.3	$3,428	$3,378	$50
Credit card loans	500	500	0	3.2	500	500	-
Automobile loans and leases	3,547	3,543	4	1.4	4,474	4,470	4
Equipment loans and leases	526	526	0	1.2	638	636	2
Trade receivables	1,570	1,546	24	2.6	1,705	1,679	26
	$9,033	$8,959	$74	2.0	$10,745	$10,663	$82

[1] Expected weighted average life for each asset type is based upon each conduit’s remaining purchase commitment for revolving pools and the expected weighted average life of the assets for amortizing pools.

As at April 30, 2009, the Bank held $1.5 billion (October 31, 2008 -$2.8 billion) of ABCP issued by Bank-sponsored multi-seller and single-seller conduits, on its balance sheet.

Exposure to Third Party-Sponsored Conduits
The Bank has exposure to the U.S. arising from providing liquidity facilities of $339 million (October 31, 2008 - $465 million) to third party-sponsored conduits of which $207 million (October 31, 2008 - $24 million) has been drawn. The assets within these conduits primarily comprise automotive-related financing assets, including loans and leases. During the three months ended April 30, 2009 and subsequently, these assets have received significantly different ratings (split ratings) from various credit rating agencies, ranging from AAA to BB-. The weighted average of the lowest of the split ratings, in the event that the facilities are drawn, will result in credit exposure to the Bank of BBB+ (October 31, 2008 - AAA).

The Bank’s exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at April 30, 2009 was not significant.

Other Financing Transactions
The Bank enters into transactions with major U.S. corporate clients through VIEs as a means to provide them with cost efficient financing. Under these transactions, as at April 30, 2009, the Bank provided approximately $2.12 billion (October 31, 2008 - $2.13 billion) in financing to these VIEs. The Bank has received guarantees from or has recourse to major U.S. banks with A+ credit ratings on an S&P-equivalent basis, fully covering its investments in these VIEs (October 31, 2008 - AA). At inception or through recent restructuring of the transactions, the counterparties posted collateral with AAA ratings on an S&P-equivalent basis in favour of the Bank and the Bank purchased credit protection to further reduce its exposure to the U.S. banks. At April 30, 2009, the Bank's net exposure to the U.S. banks after taking into account collateral and CDS was approximately $361 million (October 31, 2008 - $960 million). As at April 30, 2009, the Bank’s maximum total exposure to loss before considering guarantees, recourse, collateral and CDS was approximately $2.12 billion (October 31, 2008 - $2.13 billion). The transactions allow the Bank or the counterparties the discretion to exit the transactions on short notice. As at April 30, 2009, these VIEs had assets totalling more than $9.1 billion (October 31, 2008 - $8.0 billion).

As at April 30, 2009, the Bank has received collateral that can be repledged, delivered or otherwise used with a fair value of approximately $44.3 billion for resale agreements and securities lending transactions.

The Bank’s significant involvement with transfers of financial assets, VIEs and QSPEs is disclosed in Note 4, Loan Securitizations and Note 6, Variable Interest Entities of the Bank’s 2008 Consolidated Financial Statements.

Future accounting changes

Business Combinations
SFAS No. 141 (revised), Business Combinations, retains the fundamental concepts of SFAS No. 141 that requires purchase method of accounting and identification of an acquirer for all business combinations. The significant accounting changes required by this standard are: (i) the equity shares issued as purchase consideration should be valued at the acquisition date fair value instead of the deal announcement date; (ii) acquirer should record 100% step-up to fair value for all assets and liabilities, including the non-controlling interest and goodwill is recorded as if a 100% interest was acquired; (iii) acquisition and restructuring costs should be expensed when incurred instead of being capitalized as part of the purchase consideration; and (iv) contingent consideration should be recognized on the acquisition date at the fair value with the changes in fair value recorded in income. The Bank is required to adopt the standard for new business combinations on or after November 1, 2009.

Non-Controlling Interests in Subsidiaries
SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, provides guidance for accounting and reporting of non-controlling interests in subsidiaries. This standard requires that the non-controlling interests in subsidiaries should be separately presented as part of shareholders’ equity and the amount of consolidated net income attributable to the controlling and to the non-controlling interests identified and presented on the face of the consolidated statement of income. Under this standard, increase and decrease in the non-controlling interests will be accounted for as an equity transaction. Deconsolidation of a subsidiary will result in gain or loss recognition measured using the fair value of retained non-controlling interest, and the retained non-controlling interest should be measured initially at fair value. The Bank is required to adopt the standard on a prospective basis effective from November 1, 2009. The Bank is in the process of assessing the impact of this standard on the Bank’s Consolidated Financial Statements.

Disclosures about Derivative Instruments and Hedging Activities
SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133, requires enhanced disclosures about derivative instruments and hedged items that are accounted for under SFAS No. 133. This standard is effective for the Bank for the six months ending October 31, 2009. The Bank is in the process of assessing the impact of this standard on the Bank’s Consolidated Financial Statements.

The Hierarchy of U.S. Generally Accepted Accounting Principles
SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, identifies the sources of accounting principles and provides a GAAP hierarchy for selecting the principles to be used in the preparation of financial statements that are presented in conformity with U.S. GAAP. The effective date for the standard is yet to be determined. The Bank is in the process of assessing the impact of this standard on the Bank’s Consolidated Financial Statements.

Recognition and Presentation of Other-Than-Temporary Impairments (OTTI)
As disclosed in note (e), Securities Losses Recognized on Available-for-Sale (AFS) Securities, the FSP No. FAS 115–2 and FAS 124–2, Recognition and Presentation of Other-Than-Temporary Impairments would be effective for the Bank for the six months ending October 31, 2009. The Bank is in the process of assessing the impact of this standard on the Bank’s Consolidated Financial Statements.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly
FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly provides additional guidance for estimating fair value in accordance with SFAS No. 157, Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased. The FSP emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. This FSP is effective for the Bank for the six months ending October 31, 2009. The Bank is in the process of assessing the impact of this standard on the Bank’s Consolidated Financial Statements.

Convertible Debt Instruments
FSP APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement). FSB APB 14-1 clarifies that issuers of convertible debt instruments should separately account for the liability and equity components in order to properly reflect the entity’s borrowing rate that would be applied to a non-convertible debt instrument. This FSP is effective for the Bank on November 1, 2009. The Bank is in the process of assessing the impact of this standard on the Bank’s Consolidated Financial Statements.